FOR IMMEDIATE RELEASE

JED OIL INC. FILES FOURTH DEFAULT STATUS REPORT

AND ANNOUNCES CLOSING OF ASSET SALE

Didsbury, Alberta – Wednesday, December 31, 2008 – JED Oil Inc. (NYSE Alternext US: JDO) (“JED” or the “Company”) today filed this news release as its fourth Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008.  The Company’s deadline for filings its third quarter financial statements is the new CCAA Stay Period, which has been extended to February 17, 2009 as previously announced. JED reports that since announcing the original Notice of Default on November 5, 2008 and filing its first, second and third Default Status Reports on November 19 and December 3 and 17, 2008, respectively, there have not been any additional material changes to the information contained therein; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcement.  The Company intends to file its next Default Status Report on Wednesday, January 13, 2009.

JED also announced the closing on December 19, 2008 of the previously announced sale by the Company and its subsidiaries, JED Production Inc. and JED Oil (USA) Inc. of non-core oil and gas assets in the Ferrier and Wizard Lake areas of Alberta and Pinedale area of Wyoming.  The consideration for portions of the sale is being held in trust, pending receipt or deemed receipt of waivers of rights of first refusal held by working interest partners.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Linda Latman  (212) 836-9609

(403) 335-2111

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com